

Mail Stop 3720

November 17, 2009

Mr. Cory Sindelar
Vice President and Chief Financial Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

>   **Re: Ikanos Communications, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 28, 2008**
>   **Filed March 11, 2009**
>   **And Documents Incorporated by Reference**
>   **File No. 000-51532**

Dear Mr. Sindelar:

We have reviewed your supplemental response dated November 12, 2009 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Definitive Proxy Statement filed April 22, 2009

Executive Compensation Components, page 21

1. We have considered your responses to comments four and six from our letter dated October 28, 2009. We note your statement that the financial targets used in the company's Annual Operating Plan contain "non-public financial data." Please tell us how you calculate each revenue and operating results target. Explain whether these targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly-disclosed figures. If they do, please provide further analysis as to why disclosure of such numerical targets in future filings would cause you competitive harm when disclosure of the performance targets will occur after the actual company revenue

and operating income have been disclosed in your Form 10-K. In addition, we note that much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed as forward looking information and analyses in management's discussion and analysis of financial condition and results of operation. Please provide us with examples of these targets and specifically address how disclosure of such information would cause you competitive harm. Refer to Item 402(b)(2)(v) of Regulation S-K. For more information, please see also Question 118.04 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director